Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw

Collin Hwang Appointed CEO of GigaMedia

TAIPEI, Taiwan, November 26, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) announced today that its board of directors has elected Collin Hwang as its new chief executive officer upon the departure of John Stringer, who has resigned as an officer and a director.

Mr. Hwang was recently appointed to GigaMedia’s board after serving as a consultant for the company and has been instrumental in the creation of GigaMedia’s new cloud services business, which he began to develop in 2011. He brings to GigaMedia extensive experience in strategic planning and business development with international technology and investment companies and a strong history of developing solutions for corporate growth. Mr. Hwang currently serves as chairman of Datadot Technology Asia & Taiwan, a joint venture in Shanghai and Taipei with Australian-listed Datadot Technology Limited, a world-leading provider of identification technologies. He is also chairman of Taipei-based Cita Investment and Technology Development Co. Ltd., which invests in real estate, equities and business ventures across Asia, and chairman of Cita Aircargo Service Co. Ltd. in Taipei, one of the largest perishables logistics providers in SE Asia.

“Third-quarter results show that we have made strong progress this year in both financial performance and strategic positioning, and with my mission complete in turning around and reshaping a challenged company I am handing over the helm to Collin,” stated John Stringer. “Collin’s proven experience in developing technology businesses in Asia is a great asset for GigaMedia; he has the skills and the track record to help grow Giga and I know he will do an incredible job.”

“I am honored to be appointed and excited to lead Giga forward,” stated GigaMedia Chief Executive Officer Collin Hwang. “John had the courage to transform the company to respond to technology and industry shifts and I have worked hard with him this year to reinvent Giga.”

“I greatly appreciate all he has done to reinvigorate and strengthen the company,” stated CEO Collin Hwang. “With a solid balance sheet and improving financial performance, we are well-positioned to generate strong returns and sustained growth in shareholder value.”

“The board is confident that Collin’s excellent track record in technology, strategic development, and business execution makes him the right leader for GigaMedia at this time,” stated GigaMedia Chairman of the Board Mo-Na Chien. “The board believes in the strength of GigaMedia’s business and assets, and looks forward to working with Collin to accelerate the substantial advances GigaMedia has made operationally since John joined in January of this year.”

“On behalf of the entire board, I would like to thank John for his dedicated service and many strong contributions to GigaMedia,” stated Chairman Mo-Na Chien. “He has been a driving force in the turnaround of the company and we wish him the best.”

Mr. Hwang’s appointment as CEO is effective immediately.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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